Exhibit 12

ZOETIS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

	Nine Months
	Ended
	September 27,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2015	2014	2013	2012	2011	2010
Determination of earnings:
Income before provision for taxes on income
and noncontrolling interests	$476	$820	$690	$710	$394	$178
Less: Net income/(loss) attributable to noncontrolling interests	2	4	(1)	—	3	1
Income attributable to Zoetis Inc.	474	816	691	710	391	177
Add: fixed charges	95	131	127	37	43	43
Total earnings as defined	$569	$947	$818	$747	$434	$220

Fixed charges:
Interest expense, net of capitalized interest(a)	$86	$117	$113	$31	$36	$37
Capitalized interest	3	4	3	—	—	—
Interest portion of rent expense(b)	6	10	11	6	7	6
Fixed charges	$95	$131	$127	$37	$43	$43

Ratio of earning to fixed charges	6.0	7.2	6.4	20.2	10.1	5.1

(a)	Interest expense includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.